02047630

1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Unaudited Consolidated Financial Statements of

GTR Group Inc.

Three months ended and six months ended September 30, 2000 with comparative figures for the period April 1, 1999 to September 30, 1999.

GTR Group Inc.

Consolidated Balance Sheets
Expressed in Canadian Dollars

		30-Sep-00 Unaudited		31-Mar-00 Audited
ASSETS				
Current assets:				
Cash	$	6,380,715	$	-
Accounts receivable		18,935,185		22,275,293
Inventories		38,309,969		27,197,749
Prepaid expenses and deposits		1,985,318		1,256,653
Current portion of future income tax assets		1,437,206		1,437,206
Income tax receivable		2,293,002		2,375,312
		69,341,395		54,542,213
Deferred financing fees		1,689,043		-
Future income tax assets		9,574,899		8,534,914
Capital assets		6,475,659		6,785,947
Shareholder advances		5,788		5,788
Goodwill and intangibles		32,164,444		33,204,757
	$	119,251,228	$	103,073,619
LIABILITIES and SHAREHOLDERS' EQUITY				
Current liabilities:				
Bank loan	$	17,142,408	$	12,654,090
Accounts payable and accrued liabilities		28,253,471		17,119,342
Bank term loan		-		245,180
Subordinated debt - current portion		6,490,288		-
Mad Catz obligation		740,018		5,623,739
		52,626,185		35,642,351
Subordinated debt		1,009,712		-
Shareholders' equity:				
Capital stock		63,285,866		54,364,545
Shares to be issued		132,440		5,299,818
Retained earnings		2,128,161		8,027,686
Cumulative translation adjustment		68,864		(260,781)
		65,615,331		67,431,268
	$	119,251,228	$	103,073,619

GTR Group Inc.

Consolidated Statements of Operations - Unaudited
Expressed in Canadian Dollars

Three months ended September 30, 2000 and six months ended September 30, 2000 with comparative figures for the period April 1, 1999 to September 30, 1999

	Three months ended 30-Sep-00	Three months ended 30-Sep-99	Six months ended 30-Sep-00	Six months ended 30-Sep-99
Sales	$ 21,588,955	$ 17,499,632	$ 32,917,418	$ 23,283,922
Cost of sales	17,560,229	13,448,548	27,000,139	17,456,517
Gross profit	4,028,726	4,051,084	5,917,279	5,827,405
Expenses:				
Selling expenses	2,993,172	1,270,775	4,529,153	1,649,414
Administrative expenses	2,351,311	1,647,168	4,833,969	2,359,221
Interest on shareholder loan	-	11,188	-	26,591
Interest on bank term loan	2,032	138,161	6,385	153,032
Interest expense	267,105	-	638,910	-
Amortization	719,773	331,098	1,407,019	633,215
Other income	(132,772)	(146,870)	(132,772)	(233,686)
Foreign exchange (gain)/loss	185,768	(21,422)	130,458	(163,177)
	6,386,389	3,230,098	11,413,122	4,424,610
Income/(loss) before income taxes & goodwill charges	(2,357,663)	820,986	(5,495,843)	1,402,795
Income tax expense/(recovery)	11,418	197,944	(636,631)	228,166
Income/(loss) before goodwill charges	(2,369,081)	623,042	(4,859,212)	1,174,629
Goodwill charges	520,156	258,234	1,040,313	357,279
Net Income/(loss)	(2,889,237)	364,808	(5,899,525)	817,350
Retained earnings, beginning of period	5,017,398	2,910,126	8,027,686	2,457,584
Retained earnings, end of period	$ 2,128,161	$ 3,274,934	$ 2,128,161	$ 3,274,934
Earnings/(loss) per share before goodwill charges	$ (0.06)	$ 0.02	$ (0.12)	$ 0.04
Earnings/(loss) per share on goodwill charges	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)
Earnings/(loss) per share	$ (0.07)	$ 0.01	$ (0.14)	$ 0.03
Fully diluted earnings/(loss) per share	$ (0.07)	$ 0.01	$ (0.14)	$ 0.03
Weighted average number of common shares outstanding	44,170,690	34,579,144	42,401,729	32,077,754

GTR Group Inc.

Consolidated Cash Flow Statements - Unaudited
Expressed in Canadian Dollars

Three months ended September 30, 2000 and six months ended September 30, 2000 with comparative figures
for the period April 1, 1999 to September 30, 1999

	Three months ended 30-Sep-00	Three months ended 30-Sep-99	Six months ended 30-Sep-00	Six months ended 30-Sep-99
Cash flows from operating activities				
Net Income (loss)	$ (2,889,237)	$ 364,808	$ (5,899,525)	$ 817,350
Items not involving cash:				
Foreign exchange	-	-	(54,879)	-
Amortization	1,239,929	618,493	2,447,331	1,049,877
Future tax asset	(2,156)	(2,100,416)	(1,015,765)	(2,096,808)
Changes in non-cash operating working capital				
Accounts receivable	(4,945,374)	(9,604,164)	3,613,856	(8,576,140)
Prepaid expenses & deposits	(207,570)	(945,287)	(713,066)	(1,669,803)
Inventories	(7,038,400)	(4,332,724)	(10,799,189)	(12,172,163)
Accounts payable and accrued liabilities	11,077,185	3,104,299	10,747,291	5,088,310
Income tax receivable	129,719	219,919	129,719	219,919
	(2,635,905)	(12,675,072)	(1,544,228)	(17,339,258)
Cash flows from investing activities				
Proceeds from sale of subsidiary	-	(7,412,900)		(7,412,900)
Preacquisition Mad Catz Inc. loan	-	*(4,806,408)*		*(4,866,408)*
Purchase of capital assets	(492,417)	(1,729,093)	(1,050,251)	(1,906,964)
	(492,417)	(13,948,401)	(1,050,251)	(14,186,272)
Cash flows from financing activities				
Deferred Financing Fees	(1,689,043)	-	(1,689,043)	-
Proceeds from issue of share capital	97,997	21,281,541	3,904,414	36,142,151
Transaction costs	-	(1,200,284)	-	(2,682,961)
Bank Loan	7,771,332	(113,546)	4,119,088	(227,092)
Repayment of secured debenture	-	(160,718)	-	(321,433)
Subordinated debt	7,500,000	-	7,500,000	-
Repayment of Mad Catz Obligation	(4,171,250)	(19,851,823)	(4,883,721)	(19,851,823)
Shareholder advance	-	-	-	(28,015)
	9,509,036	(44,830)	8,950,738	13,058,842
Effects of exchange rate changes on cash	-	(15,749)	24,455	(15,749)
Net increase/(decrease) in cash and cash equivalents	6,380,715	(26,684,052)	6,380,715	(18,482,437)
Cash and cash equivalents at beginning of period	-	12,960,034	-	4,758,419
	$ 6,380,715	$ (13,724,018)	$ 6,380,715	$ (13,724,018)

The prior year results have been restated to conform with the new presentation

GTR Group Inc.

Notes to consolidated financial statements

Note 1
BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc., Xencet Massachusetts Inc., Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz Inc. and Mad Catz (Asia) Limited.

Note 2
SEGMENTED DATA

The Company's sales and capital assets are attributable to the following countries:

	Six months ended 30-Sep-00	*Six months* ended 30-Sep-99
Sales		
Canada	$ 4,066,167	$ 4,873,567
United States	25,616,751	15,147,970
International	3,234,500	3,262,385
	$ 32,917,418	$ 23,283,922

	30-Sep-00	31-Mar-00
Capital assets		
Canada	$ 2,629,995	$ 2,894,803
United States	2,238,829	2,120,513
International	1,606,835	1,770,631
	$ 6,475,659	$ 6,785,947

Note 3
ACCOUNTING POLICY CONSISTENCY

The accounting policies used in the financial statements are consistent with those used in the preparation of the annual audited financial statements for March 31, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: " Geofrey Myers"
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of __________ March __________, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___√___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

NEWS RELEASE TRANSMITTED BY CCN - A NEWSWIRE SERVICE OF ITG

FOR: GTR GROUP INC.

TSE SYMBOL: GTR
AMEX SYMBOL: GIG

NOVEMBER 15, 2000 - 16:09 EST

GTR Group Reports Second Quarter Results, Mad Catz Posts Strong Results in Second Quarter

BRAMPTON, ONTARIO--GTR Group Inc., a leading supplier of video game accessories and value-priced video game software, today announced consolidated results for its second quarter ended September 30, 2000.

GTR Group Second Quarter Consolidated Results

Sales for the second quarter ended September 30, 2000 increased by 23.4 percent to $21.6 million, compared to $17.5 million for the same quarter last year. Gross profit margin for the second quarter stood at 18.7 percent compared to 23.1 percent for the same quarter last year. Net loss before goodwill charges for the second quarter was $2.4 million or negative $0.06 per share compared to net income before goodwill charges of $623,000 or $0.02 per share in the second quarter last year. Net loss for the second quarter was $2.9 million or negative $0.07 per share compared to net income of $364,000 or $0.01 per share for the same quarter last year.

Mad Catz Pro Forma Second Quarter Results

Last year's second quarter results included only one month of results for Mad Catz whereas the results for this year's second quarter include three months of operations for Mad Catz. Mad Catz sales for the second quarter were $16.2 million compared to pro forma second quarter sales for Mad Catz last year of $14.9 million.

Last year's sales results for the second quarter were positively impacted by the launch of Sega Dreamcast in September 1999 and as such were seasonally higher than normal. This year's second quarter sales were impacted by a lull in purchasing activity by retailers and consumers in anticipation of the launch of PlayStation(R)2 on October 26th.

EBITDA at Mad Catz increased from a negative $2.7 million in the second quarter last year to a positive $309,000 in the second quarter this year. The net loss at Mad Catz in the second quarter last year was $2.9 million compared to a net loss of $409,000 in the second quarter this year.

GTR Group Consolidated Results for the Six Month Period Ended September 30th , 2000

Sales for the six month period ended September 30, 2000 increased by 41.4 percent to $32.9 million, compared to $23.3 million for the same period last year. Gross profit margin for the six month period was 18.0 percent compared to 25.0 percent in the same period last year. Net loss before goodwill charges for the six month period was $4.9 million or a negative $0.12 per share compared to income before goodwill charges of $1.2 million or $0.04 per share for the same period last year. Net loss for the six month period was $5.9 million or negative $0.14 per share compared to net income of $817,000 or $0.03 per share in the same period last year.

Focusing on second half

"Once again I am pleased to report on Mad Catz' continued strong performance. While our industry experienced significant challenges in the last six months, Mad Catz' performance on all fronts has been extremely positive. We are quite enthusiastic about the long-term prospects of the innovative ideas and new products that Mad Catz is planning to introduce for PlayStation(R)2, and the upcoming launches of Nintendo's Gamecube and Microsoft's XBOX.", said Mr. Peter Kozicz, President and CEO.

Mr. Kozicz added: "The end of our second quarter pretty much coincided with the beginning of the launch of PlayStation(R)2. We are already feeling the positive impact of the PlayStation(R)2 launch: Mad Catz sales in October alone totalled $14.1 million compared to $16.2 million for the entire second quarter."

In the second quarter each of GTR Group's three business units achieved important corporate objectives which are expected to have a positive impact on the company's bottom line in the second half of the year.

/T/

* Mad Catz made good on its promise to have the right accessories available at the right price, in the right quantities and at the right time for the launch of PlayStation(R)2.

* Games Trader turned the corner in the second quarter by contributing positive gross profit margin.

* ZapYou.com reached a total of 14 partners with 8 potential partners in active negotiation. ZapYou.com also established a fulfilment centre in Mira Loma California to provide direct US shipments to its US customers.

/T/

The interactive entertainment industry is seasonal by nature with historically two-thirds of the industry's sales taking place in the first and fourth calendar quarters - GTR Group's third and fourth fiscal quarters. This year the entire interactive industry is experiencing an accentuation of this seasonality as the industry went through a major console transition with last month's release of PlayStation(R)2.

The announcement of the release of a new console results in consumers deferring their purchase decisions until the actual release date and retailers reducing inventory levels as they plan for the launch of the new system. This is exactly what happened in our industry in the last six months. However, although console transitions cause short-term disruptions for industry participants they - more importantly - result in significant long-term opportunities.

"We have spent the first half of the year getting ready for the PlayStation(R)2 launch. I am pleased to report that the strong market reception to our accessories for PlayStation(R)2 has so far met our ambitious expectations. The second half of the year has started strongly and demonstrates the continued strong performance of our Mad Catz accessories business."

The Company's financial position remains strong. Shareholders' equity as at September 30th, 2000 was $65.6 million or approximately $1.48 per share based on the weighted number of shares outstanding as at the end of the period. Working capital as at the end of the second quarter was $16.7 million.

/T/

GTR Group's significant achievements for the second quarter

* Completed development of a complete line-up of accessories for the PlayStation(R)2.

* Initial shipments of the PlayStation(R)2 product line were made by the end of the quarter.

* Launched new products for Nintendo's Game Boy, including 3 new lights, new rechargeable battery grips and several versions of our extremely successful Game Boy Travel Pack which includes various combinations of high demand Game Boy accessories.

* Launched the Panther DC for first person action games and for on-line gaming with the Sega's Dreamcast console.

* Formed a unique online strategic partnership with SwapIt.com, Inc. pursuant to which SwapIt.com offers GTR Group's library of value-priced video game titles and video accessories on its fast growing online warehouse-based exchange system (www.swapit.com).

* Established 13 new Canadian retail accounts to market Mad Catz products. We expect this to result in a large market penetration of Mad Catz' products into the Canadian market place which should result in increased sales this year. Current year to date sales of Mad Catz product in Canada is approximately $1.0 million compared to last calendar year total sales of $40,000.

* Obtained an $80.0 million financing facility from Congress Financial. This financing facility replaces and consolidates the two previous credit facilities into one credit facility. This financing facility includes a U.S. $10.0 million acquisition facility.

Corporate initiatives in the following quarter

* Capitalize on the recent signing of a major agreement to license Mad Catz 8 MB memory card for the PlayStation(R)2.

* Launching the full line-up of accessories for the PlayStation(R)2.

* Launching the Panther P2 for first person action games for on-line gaming with the PlayStation(R)2 console.

* Launching a 900 MHz wireless controller for the PlayStation and PlayStation(R)2 consoles. The product was developed in conjunction with Panasonic Industrial Company, a division of Matsushita Electric Corporation of America a leader in 900 MHz phone technology.

* Complete licensing agreements for a number of key products for North America and Europe.

* Revitalised the Previously Played Video Game retail program with Games Trader's key customer.

/T/

The above initiatives and accomplishments have positioned GTR Group to be a recognized leader in the video game accessory market. We continue to expand our distribution network both domestically and abroad.

Exercise of Share Purchase Warrants

Effective October 29, 2000, holders of Series A and B warrants, and compensation options relating to the October 29, 1998 financing, exercised their warrants and options to yield a net issue of 2.0 million common shares of GTR Group for proceeds of $2.6 million. The exercise price for the options and warrants ranged between 90 cents and $1.40 per share.

About GTR Group Inc.

GTR Group Inc. is a diversified interactive entertainment company located in Brampton, Ontario. GTR Group's product lines include a full range of video game accessories for both video game consoles and PC's and previously played and republished video games for Nintendo, Sega and Sony game systems. Accessories are marketed under the Mad Catz brand and video games are marketed under the Games Trader brand to mass merchant and speciality retailers. ZapYou.com, GTR Group's e-commerce division, partners with existing electronic retailers in selling interactive entertainment products over the Internet. For additional information about GTR Group, visit www.gtrgroup.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.

/T/

Unaudited Consolidated Financial Statements of

GTR Group Inc.

Three months ended and six months ended September 30, 2000 with comparative figures for the period April 1, 1999 to September 30, 1999.

GTR Group Inc.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	30-Sep-00 Unaudited	31-Mar-00 Audited
ASSETS		
Current assets:		
Cash	$6,380,715	$-
Accounts receivable	18,935,185	22,275,293
Inventories	38,309,969	27,197,749
Prepaid expenses and deposits	1,985,318	1,256,653
Current portion of future income tax assets	1,437,206	1,437,206
Income tax receivable	2,293,002	2,375,312
	69,341,395	54,542,213
Deferred financing fees	1,689,043	-
Future income tax assets	9,574,899	8,534,914
Capital assets	6,475,659	6,785,947
Shareholder advances	5,788	5,788
Goodwill and intangibles	32,164,444	33,204,757
	$119,251,228	$103,073,619
LIABILITIES and SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank loan	$17,142,408	$12,654,090
Accounts payable and accrued liabilities	28,253,471	17,119,342
Bank term loan	-	245,180
Subordinated debt - current portion	6,490,288	-
Mad Catz obligation	740,018	5,623,739
	52,626,185	35,642,351
Subordinated debt	1,009,712	-
Shareholders' equity:		
Capital stock	63,285,866	54,364,545
Shares to be issued	132,440	5,299,818
Retained earnings	2,128,161	8,027,686

Cumulative translation adjustment	68,864	(260,781)
	65,615,331	67,431,268
	$119,251,228	$103,073,619

GTR Group Inc.

Consolidated Statements of Operations - Unaudited
Expressed in Canadian Dollars

Three months ended September 30, 2000 and six months ended September 30, 2000 with comparative figures
for the period April 1, 1999 to September 30, 1999

	Three months ended 30-Sep-00	Three months ended 30-Sep-99	Six months ended 30-Sep-00	Six months ended 30-Sep-99
Sales	$21,588,955	$17,499,632	$32,917,418	$23,283,922
Cost of sales	17,560,229	13,448,548	27,000,139	17,456,517
Gross profit	4,028,726	4,051,084	5,917,279	5,827,405
Expenses:				
Selling expenses	2,993,172	1,270,775	4,529,153	1,649,414
Administrative expenses	2,351,311	1,647,168	4,833,969	2,359,221
Interest on shareholder loan	-	11,188	-	26,591
Interest on bank term loan	2,032	138,161	6,385	153,032
Interest expense	267,105	-	638,910	-
Amortization	719,773	331,098	1,407,019	633,215
Other income	(132,772)	(146,870)	(132,772)	(233,686)
Foreign exchange (gain)/loss	185,768	(21,422)	130,458	(163,177)
	6,386,389	3,230,098	11,413,122	4,424,610
Income/(loss) before income taxes & goodwill charges	(2,357,663)	820,986	(5,495,843)	1,402,795

Income tax expense/ (recovery)	11,418	197,944	(636,631)	228,166
Income/(loss) before goodwill charges	(2,369,081)	623,042	(4,859,212)	1,174,629
Goodwill charges	520,156	258,234	1,040,313	357,279
Net Income/(loss)	(2,889,237)	364,808	(5,899,525)	817,350
Retained earnings, beginning of period	5,017,398	2,910,126	8,027,686	2,457,584
Retained earnings, end of period	$2,128,161	$3,274,934	$2,128,161	$3,274,934
Earnings/(loss) per share before goodwill charges	$(0.06)	$0.02	$(0.12)	$0.04
Earnings/(loss) per share on goodwill charges	$(0.01)	$(0.01)	$(0.02)	$(0.01)
Earnings/(loss) per share	$(0.07)	$0.01	$(0.14)	$0.03
Fully diluted earnings/(loss) per share	$(0.07)	$0.01	$(0.14)	$0.03
Weighted average number of common shares outstanding	44,170,690	34,579,144	42,401,729	32,077,754

GTR Group Inc.

Consolidated Cash Flow Statements - Unaudited
Expressed in Canadian Dollars

Three months ended September 30, 2000 and
six months ended September 30, 2000 with comparative figures
for the period April 1, 1999 to September 30, 1999

	Three months ended 30-Sep-00	Three months ended 30-Sep-99	Six months ended 30-Sep-00	Six months ended 30-Sep-99
Cash flows from operating activities				
Net Income (loss)	$(2,889,237)	$364,808	$(5,899,525)	$817,350
Items not involving cash:				
Foreign exchange	-	-	(54,879)	-
Amortization	1,239,929	618,493	2,447,331	1,049,877
Future tax asset	(2,156)	(2,100,416)	(1,015,765)	(2,096,608)
Changes in non-cash operating working capital				
Accounts receivable	(4,945,374)	(9,604,164)	3,613,856	(8,576,140)
Prepaid expenses & deposits	(207,570)	(945,287)	(713,066)	(1,669,803)
Inventories	(7,038,400)	(4,332,724)	(10,799,189)	(12,172,163)
Accounts payable and accrued liabilities	11,077,185	3,104,299	10,747,291	5,088,310
Income tax receivable	129,719	219,919	129,719	219,919
	(2,635,905)	(12,675,072)	(1,544,228)	(17,339,258)
Cash flows from investing activities				
Proceeds from sale of subsidiary	-	(7,412,900)	-	(7,412,900)
Preacquisition Mad Catz Inc. loan	-	(4,806,408)	-	(4,866,408)
Purchase of				

capital assets	(492,417)	(1,729,093)	(1,050,251)	(1,906,964)
	(492,417)	(13,948,401)	(1,050,251)	(14,186,272)
Cash flows from financing activities				
Deferred Financing Fees	(1,689,043)	-	(1,689,043)	-
Proceeds from issue of share capital	97,997	21,281,541	3,904,414	36,142,151
Transaction costs	-	(1,200,284)	-	(2,682,961)
Bank Loan	7,771,332	(113,546)	4,119,088	(227,092)
Repayment of secured debenture	-	(160,718)	-	(321,433)
Subordinated debt	7,500,000	-	7,500,000	-
Repayment of Mad Catz Obligation	(4,171,250)	(19,851,823)	(4,883,721)	(19,851,823)
Shareholder advance	-	-	-	(28,015)
	9,509,036	(44,830)	8,950,738	13,058,842
Effects of exchange rate changes on cash	-	(15,749)	24,455	(15,749)
Net increase/ (decrease) in cash and cash equivalents	6,380,715	(26,684,052)	6,380,715	(18,482,437)
Cash and cash equivalents at beginning of period	-	12,960,034	-	4,758,419
	$6,380,715	$(13,724,018)	$6,380,715	$(13,724,018)

The prior year results have been restated to conform with the new presentation

GTR Group Inc.

Notes to consolidated financial statements

Note 1
BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc., Xencet Massachusetts Inc., Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz Inc. and Mad Catz (Asia) Limited.

Note 2
SEGMENTED DATA

The Company's sales and capital assets are attributable to the following countries:

	Six months ended 30-Sep-00	Six months ended 30-Sep-99
Sales		
Canada	$4,066,167	$4,873,567
United States	25,616,751	15,147,970
International	3,234,500	3,262,385
	$32,917,418	$23,283,922

	30-Sep-00	31-Mar-00
Capital assets		
Canada	$2,629,995	$2,894,803
United States	2,238,829	2,120,513
International	1,606,835	1,770,631
	$6,475,659	$6,785,947

Note 3
ACCOUNTING POLICY CONSISTENCY

The accounting policies used in the financial statements are consistent with those used in the preparation of the annual audited financial statements for March 31, 2000.

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

GTR Group Inc.
Peter Kozicz
President & CEO
(905) 799-4700 X229
Email: pkozicz@gtrgroup.com
or
GTR Group Inc.
Lou Nagy
CFO
(905) 799-4700 X230
Email: lnagy@gtrgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geoffrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.